UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On August 18, 2026, Cellebrite DI Ltd. (the “Registrant” or “Company”) announced that the Company’s Annual General Meeting of its Shareholders (the “Annual General Meeting”) will be held on Thursday, September 24, 2026, at 4:00 p.m. Israel time, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel. In connection with the Annual General Meeting, the Company hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Annual General Meeting describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	A Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

This Report on Form 6-K, and the exhibits hereto, excluding the letter from the Company’s Chief Executive Officer, are incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-260878, 333-278130 and 333-293973) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021, March 21, 2024 and March 3, 2026, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022.

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy Statement for the Company’s Annual General Meeting of Shareholders to be held on September 24, 2026.
99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on September 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: August 18, 2026	By:	/s/ Holly Windham
Holly Windham
General Counsel

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